[BioSante Pharmaceuticals, Inc. Letterhead]

March 13, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	BioSante Pharmaceuticals, Inc.
File No. 001-31812

Ladies and Gentlemen:

We are hereby furnishing for filing via EDGAR BioSante Pharmaceuticals, Inc.’s annual report on Form 10-K for the year ended December 31, 2011.

Pursuant to General Instruction D.(3) of Form 10-K, BioSante hereby represents that the financial statements included in the Form 10-K do not reflect a change from the preceding fiscal year in any accounting principles or practices or in the method of applying such principles or practices other than any change made in response to a standard adopted by the Financial Accounting Standards Board.

Any questions or comments regarding this filing may be directed to the undersigned at (847) 478-0500 ext. 101.

Very truly yours,

/s/ Phillip B. Donenberg

Phillip B. Donenberg
Senior Vice President of Finance, Chief Financial Officer and Secretary

cc:           Amy E. Culbert, Esq.